ASX/Media RELEASE	16 July 2007

pSivida Announces Closing of Second Tranche of Offering of American Depositary Shares and Warrants
pSivida Also Closes Related Offering of Ordinary Shares

Boston, MA and Perth, Australia (July 13, 2007) - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that it closed the second tranche of its previously reported registered direct offering. The second part of the closing related to the sale of 5,200,000 units at a price of US$1.25 (A$1.46) per unit to Pfizer Inc. in accordance with the terms of the Collaborative Research and License Agreement, dated as of April 3, 2007, between the Company and Pfizer. Net of placement agents’ commissions, the Company received approximately US$6.0 million (A$7.0 million) in proceeds from the second tranche of the offering and approximately US$16.7 million (A$19.5 million) in the aggregate offering proceeds. Since entering into the Collaborative Research and License Agreement, Pfizer has invested a total of US$11.5 million (approximately A$13.7 million) in pSivida’s equity and is pSivida's largest shareholder, holding approximately 10.2% of pSivida’s outstanding equity.

Each unit consists of (i) one ADS, representing ten ordinary shares, and (ii) one warrant to purchase 0.40 ADS, with a warrant exercise price of US$1.65 (A$1.92) per ADS, exercisable from the date of issuance through the fifth anniversary of the issuance.

Cowen and Company, LLC acted as lead placement agent and JMP Securities LLC acted as co-agent in this offering. The ADSs and warrants were offered under pSivida’s effective shelf registration statement previously filed with the Securities and Exchange Commission on March 6, 2007, which registration statement became effective on March 9, 2007.

In addition, pSivida completed a sale of ordinary shares and warrants at the equivalent price of A$0.146 (US$0.125) per unit, with each unit consisting of one ordinary share and one warrant to purchase 0.40 ordinary share at a warrant exercise price of A$0.192 (US$0.165) per ordinary share to an investor in Australia. This sale of 20,547,945 units netted pSivida an additional A$3.0 million (approximately US$2.6 million). The ordinary shares were sold pursuant to an exemption from registration in the United States, and were sold in accordance with the securities laws of Australia.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the final prospectus supplement together with the accompanying prospectus can be obtained at the SEC's website at http://www.sec.gov or from the offices of Cowen and Company, LLC c/o ADP, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department (631) 254-7106.

Released by:

pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9327 8905 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@dr-reuter.eu

NOTES TO EDITORS:

pSivida is a global drug delivery company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.